JVM Securities, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2022

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SEC FILE NUMBER
8-70032

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JVM Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

903 Commerce Drive, Ste 250
(No. and Street)

Oak Brook	IL	60523
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Curtis	205-834-2636	James.Curtis@jvmrealty.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomgingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ James Curtis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ JVM Securities, LLC _____, as of _____ December 31 _____, 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

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│  Notary Public - State of Illinois  │
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Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of JVM Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JVM Securities, LLC as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of JVM Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of JVM Securities, LLC's management. Our responsibility is to express an opinion on JVM Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JVM Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedule I and Schedule II within the financial statements has been subjected to audit procedures performed in conjunction with the audit of JVM Securities, LLC's financial statements. The supplemental information is the responsibility of JVM Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information within the financial statements is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as JVM Securities, LLC's auditor since 2022.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 22, 2023

JVM SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

Assets	
Cash	$ 289,767
Commissions Receivable- Related Parties	207,460
Total Assets	$ 497,227
Liabilities and Member's Equity	
Liabilities	
Commissions Payable	$131,545
Due to Related Party	10,584
Accrued Expenses	11.563
Total Liabilities	153,692
Member's Equity	343,535
Total Liabilities and Member's Equity	**$497,227**

The accompanying notes are an integral part of this financial statement

JVM SECURITIES, LLC
STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022

Revenue	
Commission Income	$ 1,403,404
Total Revenue	1.403.404
Expenses	
Payroll, P/R Taxes & Benefits	935,038
Marketing & Advertising	53,140
Administrative Expenses	239,881
Amortization	2,496
Total Expenses	1,230,555
Net Income (Loss)	**$172,849**

The accompanying notes are an integral part of this financial statement

JVM SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

	Member's Equity
Balance, beginning of year	$420,686
Capital distributed	(250,000)
Net income (loss)	172,849
Balance, end of year	$343,535

The accompanying notes are an integral part of this financial statement

JVM SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Flows from Operating Activities	
Net Income/(Loss)	$172,849
Adjustments to reconcile net loss to net cash provided by/ (used in) operations	
Amortization Expense	2,496
Changes in Assets and Liabilities	
Commissions Receivable-Related Parties	(60,555)
Accounts Payable	(4,793)
Accrued Expenses	(6.203)
Commissions Payable	18,630
Due to Related Party	6,256
Net Cash Provided By/ (Used In) Operating Activities	$128,680
Cash Flows from Investing Activities	0
Cash Flows from Financing Activities	
Capital Distributions	(250,000)
Net Cash Provided By/ (Used In) Financing Activities	(250,000)
Net Increase/(Decrease) in Cash	(121.320)
Cash Beginning of Period	411,087
Cash End of Period	$289,767

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	NONE
Income taxes	NONE

The accompanying notes are an integral part of this financial statement

(1)   SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

Nature of Business

JVM Securities, LLC (the "Company") is a registered-broker dealer incorporated under the laws of the State of Delaware on April 6, 2017, maintaining its principal and only active office in Oak Brook, Illinois. On January 17, 2018, the Company became a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's primary business consists of the wholesaling and retailing of direct participating programs for which a related entity is the general manager.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting in accordance with the accounting principals generally accepted in the United States ("GAAP").

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company has placed cash with high quality banking institutions and may at times exceed federally insured limits of $250,000. As of December 31, 2022, the Company had cash deposits in one financial institution which exceeded federally insured limits by approximately $40,000. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Revenue Recognition

Commission income is recognized on the closing date of the underlying transaction when evidence of an agreement exists, the price is fixed or determinable, collectability is reasonably assured, and the Company's performance obligations have been completed in accordance with the terms of its client agreement. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue.

Leases

The Company shares its office space with an affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

Income Taxes

Under provisions of the Internal Revenue Code and applicable state law, the Company is not directly subject to income taxes. The results of its operations are includable in the tax returns of its member. Therefore, no provision for income tax expense has been included in the accompanying financial statements.

The Company follows accounting rules for uncertain tax positions. These rules require financial statement recognition of the impact of the tax position if a position is more likely than not of being sustained on audit, based on the technical merits of the position. These rules also provide guidance on measurement, recognition, classification, interest and penalties, accounting in interim periods, transition and disclosure requirements for uncertain tax positions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

Advertising costs are charged to operations when incurred. Advertising and marketing expenses were $53,140 for the year ended December 31, 2022.

(2)   RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with JVM Realty Corporation (JVM), an affiliate of the Company. The Company agreed to lease and/or utilize facilities, equipment, personnel, and third-party services from JVM. On September 24, 2018, the agreement was amended and shall remain in effect unless terminated according to its terms. During the term, the Company is legally obligated to reimburse JVM for certain costs based upon the Company's pro-rata share of these costs, which include rental of facilities, telephone and systems support which totaled $11,172 for the year ended December 31, 2022. As of December 31, 2022, $10,584 is due to JVM for such expenses.

The Company also has an expense-sharing agreement with JVM Management, Inc. (JVMM), an affiliate of the Company. JVMM provides payroll processing services to the Company under an agreement which will remain in effect until terminated. The Company is legally obligated to reimburse JVMM for payroll expenses during the term of the agreement. Such expenses totaled $935,038 in the year ending December 31, 2022.

The Company entered into Placement Agreements (the "PAs") with JVM Realty Apartment Fund 9, LLC (F9) and JVM Multi-Premier Fund 5, LLC (P5) on January 15, 2022, and with JVM Preferred Equity Fund, LLC, 2020 Series Class A 7% Preferred Equity Interests (Pref2020) on April 15, 2020. These LLCs are related to the ultimate beneficial owner of the Company who is also a managing member of these LLCs. The terms of the PAs appoint the Company as a placement agent for the purpose of the placement of LLC membership interests. Under the PAs with F9 and P5 the Company will receive commission fees of up to 1.85% of the amounts raised from investors introduced by the Company to F9 and P5. Under the PA with Pref2020 the Company will receive

commission fees of up to 0.6% of the amounts raised from investors introduced by the Company to Pref2020. The Company earned commissions totaling $1,403,404 from the placement of interest in F9, P5 and Pref2020 for the year ended December 31, 2022. Commissions receivable related to the placement of interest in F9, P5 and Pref2020 were $207,460 as of December 31, 2022.

It is possible that the terms of the related parties are not the same as those that would result for transactions among wholly unrelated parties.

(3)   NET CAPITAL

The Company is subject to a minimum net capital requirement of the greater of 6-2/3% of aggregate indebtedness or $5,000 under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate daily; however, as of December 31, 2022, the net capital ratio was 0.57 to 1 and the net capital was $267,620 which exceeded the required minimum net capital by $257,374.

(4)   SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

5 - Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2022.

JVM SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1

DECEMBER 31, 2022

Total member's equity		$ 343,535
Less: non-allowable assets		
Receivable, and other assets	$ (75,915)	
Total non-allowable assets		(75,915)
Net capital		$ 267,620

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 10,246
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 10,246
Excess net capital	$ 257,374

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 153,692
Ratio of aggregate indebtedness to net capital	0.57 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17a-5 Part IIA report, as of December 31, 2022.

See report of independent registered public accounting firm

JVM SECURITIES, LLC
SCHEDULE II

COMPUTATION DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO SEC RULE 15C3-3

DECEMBER 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities, and the wholesaling and retailing of direct participating programs for which a related entity is the general manager. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

JVM SECURITIES, LLC

SCHEDUE III

INFORMATION RELATING TO THE POSSESSION

OR CONTROL REQUIREMENTS TO SEC RULE 15C3-3

DECEMBER 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.15c3-3 as the Company's business activities are, and will remain, limited to business activities in the private placement of securities, and the wholesaling and retailing of direct participating programs for which a related entity is the general manager. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

JVM Securities, LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2022



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of JVM Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which JVM Securities, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because JVM Securities, LLC limits its business activities exclusively to (1) private placement of securities; and (2) the wholesaling and retailing of direct participating programs for which a related entity is the general manager. JVM Securities, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. JVM Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about JVM Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 22, 2023



JVM

SECURITIES, LLC
903 COMMERCE DRIVE SUITE 250
OAK BROOK IL 60523
T 630.242.1000 F 630.571.1941
Member FINRA and SIPC

December 31, 2022

JVM Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to (1) private placement of securities; and (2) the wholesaling and retailing of direct participation programs for which a related entity is the general manager. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

JVM Securities, LLC

I, James Curtis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: James P Curtis



Title: President

INVESTED.